SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 15, 2023

Q1 2023
Earnings Presentation



May 15, 2023

Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 20, 2023 and the Reference Form filed with the Brazilian Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Lucas Oliveira
Maria Almeida

Continued Growth Of The World's Largest Digital Banking Platform


80MM
April'23
79.1MM
Customers
Credit Card
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6
PIX
Cognitect
PJ Bank Slip
Secured Cards
RDB Locked
Insurance
Donations – App
NuLife
Ultraviolet
CC Bank Slip Pay
BNPL
FX Remittances
Auto Equity
NuLife
WhatsApp Pay
Google Pay
Apple Pay
NuLab
NuSócios
PJ CC
Open Finance
SME 1st
Street Mode
Purple Lists
Marketplace
Mobile
Insurance
PIX Financing
NuPay
NuCripto
Money Boxes
Samsung Pay
NuTap
Nunos
Payroll Deductible Loans
Nucoin
Car Insurance
Collateralized CC Limit
Cuenta Nu Mex
Secured Cards Mex
2014
2017
2020
2021
2022
2023
Brazil
Rewards
Bank Account
Personal Loans
Pre-Paid Card
SME Bank Account
RDB
Nu Mexico
Nu Colombia
Secured Credit
Boleto and
Purchase Financing
Acquisition
easynvest
spin_pay
Acquisition
Olivia

79.1MM

Customers +33% YoY

46% of Adult Population of Brazil

82% Monthly Activity Rate

US$ 1.6 BN

Revenues +87% FXN YoY

US$ 650.9MM

Gross Profit +124% FXN YoY

40% Gross Profit Margin

US$ 141.8MM

Net Income

US$ 182.4MM

Adj. Net Income


Gabriela Lima
nu

Note 1: Products and features shown are illustrative and may not correspond to the exact period launched. **Note 2:** Adult population market share is calculated as the Nu's customers divided by the adult population of the country. **Note 3:** Adult population is defined as 18+ years for Brazil. **Note 4:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 5:** For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Continued Compounding Of Growth, With Meaningful Switch To Profitability

Customers (MM)



CAGR: 46%
2.1 x
37.1
41.7
48.1
53.9
59.6
65.3
70.4
74.6
79.1
Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23

Revenues (US$ MM)



CAGR: 147%
FXN
6.6 x
245.0
336.1
480.9
636.0
877.2
1,157.5
1,306.9
1,450.5
1,618.7
Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23

Gross Profit (US$ MM)



CAGR: 128%
FXN
5.6x
115.7
166.4
223.9
226.9
294.1
363.5
427.0
578.3
650.9
Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23

Net Income (Loss) (US$ MM)



CAGR: N/A
FXN
(49.4)
(15.1)
(34.4)
(66.1)
(45.1)
(29.9)
7.8
58.0
141.8
Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23

Note 1: 'CAGR' stands for Compound Annual Growth Rate. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Significant Growth Ahead In Terms of Customer Penetration

Our target countries account for nearly 2/3 of the population of Latin America

Customer Penetration


Nu's share of Adult Population
Total Adult Population
171M
46%
9 years
Brazil
96M
3%
3 years
Mexico
40M
2%
2 years
Colombia

Note 1: Adult population market share is calculated as the Nu's customers divided by the adult population of the country. **Note 2:** Adult population is defined as 18+ years for Brazil and Colombia and 15+ years for Mexico. **Note 3:** Adult population as of December 31, 2022 and Nu's share as of March 31, 2023. **Source:** IBGE, INEGI, DANE, Nu.

Significant Growth Ahead In Terms of Product Penetration

We are in the first minute of penetrating a US$1 trillion[1] market cap industry

Profit pool for key products
Brazil, Mexico and Colombia

The Profit Pool of our Three Geos is Estimated at US$140 Billion

Revenues net of cost of funds, cost of risk and losses, 2022, US$B



Unsecured personal credit
US$ 35B
3%
Secured personal credit
US$ 26B
<1%
SME Credit US$ 5B
<1%
Cards
US$ 24B
11%
Investments
US$ 14B
<1%
Payments US$ 7B
Insurance[2]
US$ 13B
<1%
Service fees US$ 8B
Marketplace[1] US$ 7B
<1%
Nu's Market share

Note 1: Based on market multiples considering LatAm profits estimates for Banks, Non-Bank Financials and Marketplace providers for 2025. **Note 2:** Considers e-commerce as all online trading of goods and services. **Note 3:** Considers the distribution of insurance policies, not actual underwriting risk. **Note 4:** The presented market shares are proxies based on the following: i) Cards market share is calculated as Nu's purchase volume divided by total debit and prepaid card purchase volumes in Brazil, Mexico and Colombia; ii) Unsecured personal credit market share is calculated as Nu's unsecured personal loans balance divided by total personal loans balance in Brazil, Mexico and Colombia (personal loans refers to credit to individuals not bound to any specific destination and without withholding wages for the payment of loan installments, i.e. no payroll-deducted); iii) Investments market share is calculated as Nu's total AuC invested assets divided by retail assets in Brazil, Mexico and Colombia, including mainly a) funds; b) equities; c) public bonds; and d) savings deposits (retail assets definition excludes private banking assets); iv) Secured personal credit market share is calculated as Nu's secured personal loans balance divided by total payroll-deducted personal loans book in Brazil, Mexico and Colombia. **Source:** ABECS, Anbima, Brazilian Central Bank, CNBV, SFC, Nu.

Significant Profitability Ahead

Our digital banking model provides for massive operating leverage

Best-in-Class Efficiency

Information presented in both charts is for Brazil only



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
211.0
274.0
374.6
422.8
542.3
711.8
777.8
957.6
1,086.5
68.1%
62.7%
65.6%
68.6%
60.1%
54.0%
53.8%
41.0%
36.9%
58.1%
53.3%
59.9%
57.6%
52.6%
48.9%
47.2%
38.3%
32.8%
(143.7)
(171.8)
(245.7)
(289.9)
(325.7)
(384.6)
(418.2)
(392.8)
(401.4)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Monthly ARPAC & Cost to Serve (US$)



ARPAC
Cost to Serve
3.4
4.0
4.9
5.4
6.4
7.9
7.8
8.0
8.4
0.8
0.8
0.9
0.9
0.8
0.8
0.8
0.8
0.8
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** Costs include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5**: 'SBC' refers to Share Based Compensation. **Note 6:** 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 7**: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 8:** All data presented for Brazil only. **Source:** Nu.

Significant Profitability Ahead (cont'd)

Brazil starting to demonstrate the earnings power of our digital banking platform

Metrics	Financial Performance (US$M)	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	FY21	FY22
Revenues YoY FXN	Brazil	813 / 205%	1,115 / 281%	1,227 / 158%	1,351 / 110%	1,507 / 87%	1,647 / 132%	4,506 / 159%
	nu	877 / 226%	1,158 / 230%	1,307 / 171%	1,451 / 112%	1,619 / 87%	1,698 / 138%	4,792 / 168%
Gross Profit Margin	Brazil	271 / 33%	389 / 35%	427 / 35%	589 / 44%	640 / 42%	724 / 44%	1,677 / 37%
	nu	294 / 34%	364 / 31%	427 / 33%	578 / 40%	651 / 40%	733 / 43%	1,663 / 35%
Net Income (Loss) Annualized ROE	Brazil	(12) / (6)%	25 / 11%	34 / 11%	138 / 35%	171 / 37%	(20) / (4)%	185 / 15%
	nu	(45) / (4)%	(30) / (2)%	8 / 1%	58[1] / 5%	142 / 11%	(165) / (7)%	(9)[1] / 0%
Adjusted Net Income (Loss) Annualized ROE	Brazil	13 / 6%	48 / 20%	64 / 20%	158 / 40%	200 / 43%	50 / 10%	282 / 23%
	nu	10 / 1%	17 / 1%	63 / 5%	114 / 9%	182 / 14%	7 / 0%	204 / 4%

Note 1: Q4'22 Nu Consolidated Net Income and and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measures. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 4:** The Brazilian flag indicates the operations of Nu in Brazil, on a consolidated basis, and the Nu logo indicates all operations of Nu Holdings. **Source:** Nu.

1Q'23 Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	**ARPAC**	−	**COST TO SERVE**	=	nu

Strong Customer Acquisition and Activity Rate Improvement Continue


Customers (MM)
YoY: 33%
Active Customers YoY: 40%
Active Customers (MM)
46.5
52.3
57.4
61.2
64.9
59.6
65.3
70.4
74.6
79.1
78.0%
80.2%
81.6%
81.9%
82.1%
Activity Rate (%)
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2**: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Source**: Nu.

Compounding Effect of More Engagement And More Cross-sell Driving ARPAC Expansion

Active Customers Using NuAccount as their Primary Banking Account (%)



70%
60%
50%
40%
30%
20%
10%
0%
Jan-23
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Total: 57%
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73

Number of Products Per Active Customer



4.0
3.0
2.0
1.0
Average: 3.8
1Q'17
1Q'23
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
Avg. monthly ARPAC of $8.6/month while some mature cohorts already reach ~$24/month
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Average: US$8.6
1Q'17
1Q'23
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. **Note 2:** 'Number of products per active customer' refers to number of products used by an active customer. **Note 3:** 'ARPAC' stands for Average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Source:** Nu.

Solid Revenue Growth Sustained by Customer Addition and ARPAC Expansion

ARPAC (US$)


YoY: 30%
FXN
6.7
7.8
7.9
8.2
8.6
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Revenues (US$MM)


YoY: 87%
FXN
877
1,158
1,307
1,451
1,619
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Growth and Higher Limits Driving Up Purchase Volume

Purchase Volume (US$BN)



Prepaid Cards
Credit Cards
YoY: 48%
FXN
Credit Card: 44% FXN
Prepaid Card: 55% FXN
15.9
5.3
10.6
20.0
6.9
13.1
21.2
7.6
13.6
23.8
8.7
15.1
23.3
8.2
15.1
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Purchase Volume per Customer (US$)



FXN US$ month/ customer
$350
$300
$250
$200
$150
$100
$50
$0
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73
Average: US$101
1Q'17
1Q'23

Note 1: Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period and divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Source:** Nu.

Strong Performance of Credit Cards Coupled with Personal Loan Reacceleration

Total Portfolio (US$BN)



Personal Loans
Credit Cards
YoY: 54%
FXN
Credit Card: 64% FXN
Personal Loans: 21% FXN
8.8
2.0
6.8
9.1
2.0
7.2
9.7
1.9
7.8
11.3
2.0
9.3
12.8
2.3
10.5
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Total Portfolio (%)



Personal Loans
Credit Cards
23%
77%
21%
79%
20%
80%
18%
82%
18%
82%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Source:** Nu.

Gap to the Market on Interest Earning Portfolio (IEP) Narrows as Nu Expands Financing Features

Credit Card IEP Evolution (% of Total Receivables)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
86%
6%
8%
76%
15%
9%
Q1'22
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22
81%
7%
12%
74%
17%
9%
Q4'22
77%
7%
16%
72%
18%
10%
Q1'23

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excluding Nu. **Source:** Nu, Brazilian Central Bank.

Personal Loan Origination Rebounds as Unit Economics Prove Resilient



Origination (R$Bn)
YoY: 40%
BRL
4.5
4.8
4.6
5.0
6.3
4.0%
5.6%
5.5%
5.3%
5.7%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Credit Yield (%)

Note 1: Amounts are presented in BRL. **Note 2**: Credit Yield is the average rate of the loans originated in the last month of each quarter. **Source:** Nu.

Solid Funding Cost and Deposits Volumes Follow Seasonal Pattern



Deposits (US$Bn)
YoY: 34%
FXN
12.6
13.3
14.0
15.8
15.8
98%
98%
95%
78%
81%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Cost of Funding as a % of CDI

Note 1: Amounts are presented in US dollars. **Note 2:** Rates presented are the average cost of funding as percentage of CDI of the quarter. **Note 3:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Source:** Nu.

NIM Expanded Sequentially Driven By Better Credit Mix And Rising Loan-to-Deposit Ratio


NII (US$MM) & NIM (%)
YoY: 138%
FXN
346.4
445.5
527.4
688.0
815.3
8.5%
9.7%
11.1%
13.5%
15.7%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
NIM (%)

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Source:** Nu.

Cost to Serve Remains Under Control and Underscores Operating Leverage Potential

Cost to Serve per Active Customer(US$)



YoY: 14%
FXN
Adjusted by one-off: 0%
0.8
0.7
Q1'22
0.8
Q2'22
0.8
Q3'22
0.9
Q4'22
0.8
Q1'23

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 3**: The Q1'22 one-off effect is due to a reversal from a R$ 34M provision with one of our providers. **Source**: Nu.

Gross Profit Growth Path Remains Strong and Margin Expansion Continues

Gross Profit (US$MM)



YoY: 124%
FXN
294.1
363.5
427.0
578.3
650.9
33.5%
31.4%
32.7%
39.9%
40.2%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Gross Profit Margin (%)

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Improving Operating Leverage as Business Scales

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
Q1'21
213.3
(195.3)
91.6%
68.6%
Q2'21
278.9
(202.7)
72.7%
57.4%
Q3'21
379.5
(274.3)
72.3%
60.7%
Q4'21
459.0
(347.8)
75.8%
56.1%
Q1'22
604.2
(396.2)
65.6%
52.7%
Q2'22
750.0
(436.1)
58.2%
50.2%
Q3'22
847.0
(466.4)
55.1%
45.8%
Q4'22
1,043.0
(494.0)
47.4%
41.0%
Q1'23
1,178.5
(460.1)
39.0%
33.5%

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** Costs include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** 'SBC' refers to Share Based Compensation. **Source:** Nu.

Sequential Improvement in Both Net Income and Adjusted Net Income

Net Income (US$MM)



Net Income (Loss)
Adj. Net Income (Loss)
10.1
(45.1)
17.0
(29.9)
63.0
7.8
113.8
58.0
182.4
141.8
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: Q4'22 Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Best-In-Class Cost Structure Lays Foundation For Sustainable Long-Term Differentiation

The Four Cost Pillars of Retail Financial Services

COST TO ACQUIRE	COST TO SERVE	COST OF RISK	COST OF FUNDING
$6.5 Per Customer	**<$1** Monthly Avg. per Active Customer	**5.5%** Consumer Finance Delinquency Rate	**$15.8Bn** Deposits
$2 is paid marketing	**~85%** lower than incumbents	**~25%** lower than Brazilian industry	**~80%** of CDI

Driving sustainable competitive advantages against both incumbents and fintechs.

Note 1: Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio on a lagged basis (e.g. adjusted by growth). **Note 3:** Cost of Funding is the average rate as percentage of CDI during Q1'23. **Note 4:** 'CDI' stands for the Brazilian Interbank Deposit rate. **Note 5:** Cost to Acquire presented from January 2019 until March 2023 on an FX neutral basis and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. **Source:** Brazilian Central Bank, Company reports, Nu.

Q1'23
Credit Underwriting


Lucas Oliveira
nu

Delinquency Largely Followed Seasonal Patterns in Q1'23

15-90 NPLs



Historical Q1 15-90 NPL Seasonality
+80 bps
Consumer Finance
Consumer Finance – Q4'19 constant product mix

90+ NPLs



Historical Q1 90+ NPL Seasonality
0 bps
Consumer Finance
Consumer Finance – Q4'19 constant product mix

Note 1: 'NPL' is a nonperforming loan. Note 2: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. Note 3: Information presented for Brazil only. Source: Nu.

Nu Has Shown Superior Credit Underwriting Across Income Bands For Credit Cards

NPL 90+ By Income Band | Defined by Minimum Wage (MW)



Nu
Market
% Adult Population
<1x MW
35%
8.3%
5.5%
11.5%
7.4%
Jan 19
Mar 23
1x to 2x MW
33%
8.8%
5.8%
15.3%
6.8%
Jan 19
Mar 23
2x to 3x MW
15%
6.7%
5.3%
10.7%
5.9%
Jan 19
Mar 23
3x to 5x MW
10%
5.2%
4.6%
8.5%
5.2%
Jan 19
Mar 23
5x to 10x MW
5%
4.2%
3.9%
5.6%
4.5%
Jan 19
Mar 23
10x to 20x MW
2%
3.5%
3.2%
4.0%
3.3%
Jan 19
Mar 23

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$ 1,302 per month as of 2023). **Note 4:** Data presented until Mar-2023. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 7:** Adult population is defined as 18+ years. **Note 8:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Sequential Risk-Adjusted NIM Improvement Shows Effective Pricing for Risk

Credit Loss Allowance & Risk Adj. NIM



71.3
1.3%
Q1'21
82.7
2.1%
Q2'21
127.0
2.6%
Q3'21
199.7
2.0%
Q4'21
275.7
1.7%
Q1'22
338.5
2.3%
Q2'22
375.2
3.2%
Q3'22
415.2
5.4%
Q4'22
474.8
6.6%
Q1'23
Risk Adj. NIM (%)

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other credit operations; and ix) Other financial assets at amortized cost. **Source:** Nu.

Wrapping up



We Have Built Capabilities that Enable us to Aim Much Higher

nu	**Brand**	One of the most valuable and loved brands in Latin America, strengthened by the largest NPS of any company in the region
	Scale	One of the largest consumer bases of Latin America, which enables us to have one of the lowest cost structures in the industry
	Data	Large scale, coupled with sophisticated data analysis infrastructure, which could provide competitive advantages in AI applications
	Profits	Best-in-class credit underwriting, which represents more than 75% of the profits of the US$1 trillion market cap industry in Latin America
	Talent	The strongest technology and product teams in Latin America

Source: Nu.

Our Road Ahead

nu

Individual Customers

A relevant, loved and frequently-used app

The most efficient way to optimize personal finances

A one-stop shop for best-priced products and services

Money Platform

Financial Services
A full set of best-in-class and simple to use financial services, be them proprietary or distributed

Non-Financial Services
A marketplace that offers partners' services and products at best-in-class prices and conditions

Technology & AI
World-class foundational platforms that enable AI models to tailor experiences to each customer

Business Customers

The most efficient channel to convert millions of shoppers

The simplest way to manage business finances and support building a strong business

Source: Nu.

Q&A


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Appendix

Capital and Liquidity Positions

Capital Position (US$Bn)



Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
>3x
~3x
4.1
2.4
1.7
1.3
0.5
0.8
0.6
1.1
0.6
1.1
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings

Liquidity Position (US$Bn)



LDR
33%
5.2
15.8
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a Capital Adequacy Ratio (CAR) of 10.5% for Nu Financeira S.A., our main financial institution, as of March 2023, according to CMN Resolution No. 4,955/21, and excludes US$86 million of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3,681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos S.A starting in July 2023. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Note 3:** In March 2023, Nu Holdings capitalized Nu Pagamentos S.A. with US$80 million, aligned with the company's capital management planning. Numbers already consider this capital injection, under approval by the Central Bank. **Source:** Nu.

Evolution of Formation Ratios

NPL Formation



2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
2.3%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Stage 3 Formation



2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
2.5%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: 'NPL' is a nonperforming loan. **Note 2**: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 3**: Information presented for Brazil only. **Source:** Nu.

Evolution of Coverage Ratios

Coverage Ratio Over Total Balance


6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
11.2%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Coverage Ratio Over NPL 90+


120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
189.5%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: Includes both credit card and personal loans. **Note 2**: The information presented is for Brazil only. **Note 3**: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4**: 'NPL' is a nonperforming loan. **Source**: Nu.

Nu Has Shown Superior Credit Underwriting Across Income Bands For Consumer Finance

NPL 90+ By Income Band | Defined by Minimum Wage (MW)



Nu
Market
% Adult Population
BASED ON INTERNAL ESTIMATES
<1x MW
35%
8.3%
5.5%
12.5%
9.4%
Jan 19
Mar 23
1x to 2x MW
33%
8.8%
5.8%
15.2%
9.0%
Jan 19
Mar 23
2x to 3x MW
15%
6.7%
5.3%
11.8%
7.6%
Jan 19
Mar 23
3x to 5x MW
10%
5.2%
4.6%
9.7%
6.6%
Jan 19
Mar 23
5x to 10x MW
5%
4.2%
3.9%
6.6%
5.5%
Jan 19
Mar 23
10x to 20x MW
2%
3.5%
3.2%
4.7%
4.3%
Jan 19
Mar 23

Note 1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due over 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$ 1,302 per month as of 2023). **Note 4:** Data presented until Mar-2023. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 29% in Mar-23. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 7:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 8:** Adult population is defined as 18+ years. **Note 9:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Credit Card: Superior Asset Quality Even Adjusted by Growth

LAGGED NPL 90+ By Income Band | Defined by Minimum Wage (MW)



Nu
Market
% Adult Population
<1x MW
35%
18.0%
12.2%
10.9%
12.1%
Jan 20
Mar 23
1x to 2x MW
33%
16.6%
11.7%
8.2%
10.4%
Jan 20
Mar 23
2x to 3x MW
15%
8.5%
10.4%
5.9%
6.1%
Jan 20
Mar 23
3x to 5x MW
10%
9.4%
6.7%
7.0%
4.8%
Jan 20
Mar 23
5x to 10x MW
5%
5.6%
5.8%
5.7%
3.2%
Jan 20
Mar 23
10x to 20x MW
2%
3.9%
5.5%
2.7%
3.4%
Jan 20
Mar 23

Note 1: Credit card delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$ 1,302 per month as of 2023). **Note 4:** Data presented until Mar-2023. **Note 5:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 7:** Adult population is defined as 18+ years. **Note 8:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Consumer Finance: Superior Asset Quality Even Adjusted by Growth

LAGGED NPL 90+ By Income Band | Defined by Minimum Wage (MW)

BASED ON INTERNAL ESTIMATES



Nu
Market
% Adult Population
<1x MW
35%
12.2%
12.3%
19.3%
13.3%
Jan 20
Mar 23
1x to 2x MW
33%
11.7%
8.4%
16.8%
13.1%
Jan 20
Mar 23
2x to 3x MW
15%
8.5%
6.0%
11.6%
7.7%
Jan 20
Mar 23
3x to 5x MW
10%
6.7%
4.9%
10.8%
8.8%
Jan 20
Mar 23
5x to 10x MW
5%
5.6%
3.3%
7.1%
6.9%
Jan 20
Mar 23
10x to 20x MW
2%
3.9%
2.7%
6.4%
4.5%
Jan 20
Mar 23

Note 1: Consumer finance delinquency rate is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance. **Note 2:** 'NPL' is a nonperforming loan, where a borrower is 90 days past due. **Note 3:** 'MW' refers to minimum wage (at R$ 1,302 per month as of 2023). **Note 4:** Data presented until Mar-2023. **Note 5:** For the purpose of this analysis, Nu's NPL ratios are calculated using 360+ days write-off methodology. For the industry, we estimated collateralized lines reported inside Personal Loans (ex-Payroll) evolving from 10% in Jan-2019 to 29% in Mar-23. In addition, to estimate NPL ratios for those collateralized lines over the period analyzed, we used NPL ratios evolution of other collateralized products in Brazil, such as mortgages, payroll and auto financing as benchmarks. Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 6:** Income segmentation is estimated based on the average profile of each product and leading institutions offering them, normalized to the Brazilian Central Bank's SGS NPL indicator. **Note 7:** The population decomposition into bands considers the quarterly PNAD (IBGE) numbers. **Note 8:** Adult population is defined as 18+ years. **Note 9:** All data present is for Brazil only. **Source:** Nu, Brazilian Central Bank - SGS/SCR, IBGE, Company Reports.

Evolution of Credit on an FX Neutral basis

Total Portfolio (US$Bn, FX Neutral)


Personal Loans
Credit Cards
YoY: 54%
FXN
8.3
1.9
6.4
9.5
2.0
7.4
10.4
2.0
8.3
11.7
2.1
9.7
12.8
2.3
10.5
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Credit Cards: 64% FXN | Personal Loans: 21% FXN

Note 1: All amounts are presented gross of provisions. **Note 2**: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3**: Figures consider the changes to the write-off estimates implemented in Q2'22. **Source:** Nu.

Strong Unit Economics Across All Credit Portfolios



Credit Cards Cumulative Gross Profit Margin
(as % of Revenues minus cost of funding)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1
5
9
13
17
21
25
29
33
37
41
45
49
53
57
Based on actual cohort data,
this is not an illustration.



Personal Loans Cumulative Gross Profit Margin
(as % of Revenues minus cost of funding)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1
5
9
13
17
21
25
Based on actual cohort data,
this is not an illustration.

Note 1: Credit card data based on the average of monthly cohorts throughout April 2018 to March 2023. **Note 2:** Personal Loans data based on the average of monthly cohorts throughout January 2021 to March 2023. **Note 3:** The information presented is for Brazil only. **Source:** Nu.

Solid Revenue Growth Sustained by Customer Addition and ARPAC Expansion

ARPAC (US$, FX Neutral)



YoY: 30%
FXN
6.6
7.6
8.1
8.3
8.6
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Revenues (US$MM, FX Neutral)



YoY: 87%
FXN
867.5
1,126.5
1,340.7
1,476.5
1,618.7
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Compounding Effect of Customer Growth and Higher Limits Driving Up Purchase Volume

Purchase Volume (US$Bn, FX Neutral)


Prepaid Cards
Credit Cards
YoY: 48%
FXN
15.8
5.3
10.5
Q1'22
19.5
6.8
12.7
Q2'22
21.7
7.7
14.0
Q3'22
24.3
8.8
15.5
Q4'22
23.3
8.2
15.1
Q1'23

Prepaid Card: 55% FXN | Credit Card: 44% FXN

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

NIM Expanded Sequentially Driven by Better Credit Mix and Rising Loan-to-Deposit Ratio

NII (US$MM, FXN) & NIM (%)



342.5
433.6
541.0
700.3
815.3
8.9%
9.1%
10.7%
13.2%
15.7%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
NIM (%)

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. **Note 3:** Amounts are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Cost to Serve Remains Under Control and Underscores Operating Leverage Potential

Cost to Serve per Active Customer (US$, FX Neutral)



YoY: 14%
FXN
Adjusted by one-off: 0%
0.8
0.7
Q1'22
0.8
Q2'22
0.8
Q3'22
0.9
Q4'22
0.8
Q1'23

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2**: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 3**: The Q1'22 one-off effect is due to a reversal from a R$ 34M provision with one of our providers. **Source**: Nu.

Gross Profit Growth Path Remains Strong and Margin Expansion Continues

Gross Profit (US$MM, FX Neutral)


YoY: 124%
FXN
290.8
33.5%
353.8
31.4%
438.0
32.7%
588.7
39.9%
650.9
40.2%
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Portfolio Growth Continues To be the Main Drive of Provision Balance Increase

Provisions Bridge (US$MM, FXN)



1,416
221
(6)
1,632
Q4'22 ECL
Growth
Risk
Q1'23 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. **Note 2**: Amounts presented in FX neutral. **Note 3**: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Source**: Nu.

Non-IFRS Financial – Measures and Reconciliations

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Non-IFRS Financial – Measures and Reconciliations

Nu Holdings - Consolidated	As reported For the three months ended March 31,	
Adjusted Net Income (Loss) (US$ million)	**2023**	**2022**
Profit (Loss) attributable to shareholders of the parent company	141.8	(45.1)
Share-based compensation	65.2	77.7
Allocated tax effects on share-based compensation	(18.9)	(22.5)
Hedge of the tax effects on share-based compensation	(5.7)	-
Adjusted Net Income (Loss)	**182.4**	**10.1**

Nu Brazil - Consolidated	As reported For the three months ended March 31,	
Adjusted Net Income (Loss) (US$ million)	**2023**	**2022**
Profit (Loss)	171.3	(11.7)
Share-based compensation	45.5	40.6
Allocated tax effects on share-based compensation	(17.3)	(16.3)
Adjusted Net Income (Loss)	**199.5**	**12.6**

Source: Nu.

Non-IFRS Financial – Measures and Reconciliations

Q4'22 Metrics adjusted by the CSA cancellation

Nu Holdings - Consolidated	For the three months ended December 31, 2022		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss)	(297.6)	355.6	58.0
Costs	(849.6)	355.6	(494.0)
Total operating expenses	(800.1)	355.6	(444.5)

Nu Holdings - Consolidated	For the three months ended December 31, 2022		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio	81.5%	(34.1)%	47.4%

Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu.

Non-IFRS Financial – Measures and Reconciliations

Equity and Annualized ROE

US$ million

Nu Holdings - Consolidated	Q1'22	Q2'22	Q3'22	Reconciliation Q4'22	Q1'23	FY21	FY22
Total equity at the end of the period	4,790.6	4,738.2	4,752.7	4,890.8	5,208.5	4,442.5	4,890.8
Net Income (Loss) for the period	(45.1)	(29.9)	7.8	58.0	141.8	(165.3)	(9.1)
Adjusted Net Income (Loss) for the period	10.1	17.0	63.0	113.8	182.4	6.6	204.1
Annualized ROE	-4%	-2%	1%	5%	11%	-7%	0%
Annualized Adjusted ROE	1%	1%	5%	9%	14%	0%	4%

Note 1: Q4'22 Nu Consolidated Net Income and and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million and for the year was US$364.6 million. **Source**: Nu.

Non-IFRS Financial – Measures and Reconciliations

Equity and Annualized ROE

US$ million

	Reconciliation						
Brazil - Consolidated	Q1'22	Q2'22	Q3'22	Q4'22	Q1'23	FY21	FY22
Total equity at the end of the period	822.4	1,037.5	1,482.5	1,694.5	2,047.8	756.7	1,694.5
Net Income (Loss) for the period	(11.7)	24.7	33.7	138.3	171.3	(19.7)	185.0
Adjusted Net Income (Loss) for the period	12.6	47.6	64.1	157.7	199.5	50.3	282.0
Annualized ROE	-6%	11%	11%	35%	37%	-4%	15%
Annualized Adjusted ROE	6%	20%	20%	40%	43%	10%	23%

Note 1: Brazil – Consolidated figures refer to the IFRS consolidation of all Brazilian subsidiaries. **Source:** Nu.

Non-IFRS Financial – Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2022 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended March 31, 2022 (R$5.068 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended March 31, 2023 (R$5.1250 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2023.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended March 31, 2023 and 2022 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of March 31, 2023 (R$5.063 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on March 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial – Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1944, MXN 18.9665 and COP 4.696,9250 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 5.0757, MXN 18.8385 and COP 4,670.8600 to US$ 1.00).

As of February 28, 2023, income statement figures were divided by the average FX Rate of the month (R$ 5.1755, MXN 18.5981 and COP 4.809,1650 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2364, MXN 18.3057 and COP 4,862.6600 to US$ 1.00).

As of March 31, 2023, income statement figures were divided by the average FX Rate of the month (R$5.2038, MXN 18.3980 and COP 4.750,0495 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5,0631, MXN 18.0462 and COP 4,663.2500 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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